

Mail Stop 3233

June 24, 2016

Via E-mail
Kristin A. Campbell
Executive Vice President and General Counsel
Hilton Worldwide Holdings Inc.
7930 Jones Branch Drive, Suite 1100
McLean, Virginia 22102

> **Re: Park Hotels & Resorts Inc.**
> **Form 10-12B**
> **Filed June 2, 2016**
> **File No. 001-37795**

Dear Ms. Campbell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible.

2. We note your disclosure in the information statement that no vote of Hilton Worldwide stockholders is required in connection with the spin-off. Please provide us with a legal analysis regarding the basis for this statement.

Exhibit 99.1

Park Hotels & Resorts, page 1

3. Please revise to clarify in this section the portion of your portfolio that consists of owned and leased properties, including the portion of properties in which your interest consists

of an unconsolidated joint venture.

Summary Risk Factors, page7

4.   Please revise to quantify the "significant portion of the voting power in HGV Parent" controlled by The Blackstone Group L.P. and its affiliates.

The Spin-Off, page 10

5.   In order for investors to better understand the changes in your organizational structure as a result of the internal reorganization and subsequent spin-off transaction, please consider providing a graphical representation of your corporate structure prior to the internal reorganization and your corporate structure after the spin-off.

Why is the separation of Park Parent structured as a spin-off?, page 11

6.   We note your disclosure that Hilton parent intends to implement the spin-off of a portfolio of 69 owned and leased hotel and resort properties and certain related assets and operations. Please briefly revise your summary to explain how these 69 properties were selected for your portfolio and describe the certain related assets and operations, including any liabilities and obligations to be transferred to you. To the extent any assets, liabilities and obligations related to the Separated Real Estate business will not transfer to you, please also revise as applicable.

7.   Please revise to briefly clarify whether Hilton Parent will continue to own and operate hotel and resort properties after the spin-off. To the extent applicable, please briefly describe the portfolio retained by Hilton Parent.

Financing Transactions, page 10

8.   Please confirm that you plan to revise to disclose the material terms of each facility you enter into, including interest rate, maturity date, financial covenants and any requirements to maintain leverage and financial ratios.

Special Note About Forward Looking Statements, page 67

9.   We note your disclosure that you have made forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. It is not clear how you are able to rely upon the safe harbors for forward-looking statements since it is applicable to an issuer that, at the time the statement is made, is subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act of 1934. Please revise your disclosure accordingly or advise.

<u>Manner of Effecting the Spin-Off, page 69</u>

10.   We note your disclosure that the general terms and conditions relating to the spin-off will be set forth in a Distribution Agreement among you, Hilton parent and Hilton Grand Vacations. Please revise your disclosure in this section to more specifically describe and quantify the anticipated costs in connection with the spin-off. Please also describe how these costs will be allocated.

<u>Conditions to the Spin-Off, page 77</u>

11.   We note your disclosure that the spin-offs are conditioned on the ruling received by Hilton Parent from the Internal Revenue Service regarding certain U.S. federal income tax aspects of the spin-offs remaining in effect as of the distribution date, and the receipt of an opinion of your tax counsel confirming that the spin-off should qualify as tax-free under Section 355 of the Code. Please file the IRS ruling as an exhibit to your registration statement or advise. Please also tell us whether you expect to receive the tax opinion prior to the effectiveness of the registration statement.

<u>Unaudited Pro Forma Combined Consolidated Financial Statements, page 85</u>

12.   We note you include multiple adjustments in your Spin-Off Adjustments column on page 87. Please revise to include one line item in this column for each adjustment. In this regard, adjustments b, c, d, and e for Net Parent investment should be disaggregated and presented as four separate rows.

<u>Note 4: Pro Forma Adjustments, page 91</u>

13.   We note your adjustment (a). Please revise to describe your adjustments to Due to Hilton affiliates, Net Parent investment, and Income tax expense.

14.   We note your adjustment (a). To the extent the actual interest rates could vary from the interest rate depicted, please revise your filing to disclose the effect of a 1/8 percent variance in interest rate.

15.   We note your adjustment (c). Please tell us how you determined the amount of incremental expense is factually supportable. In this regard, please tell us if you expect these amounts to be based on agreements that will be finalized prior to effectiveness. Please refer to Article 11 of Regulation S-X.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

16.   We note that you have invested $1.2 billion in capital expenditures in the past five years. Please revise this section, or elsewhere as appropriate, to provide a breakdown of such capital expenditures for each year and clarify, if true, that your commitments to fund

capital expenditures for next year are covered by reserves or revise accordingly.

Principal Components of and Factors Affecting Our Results of Operations, page 93

17.   Please revise to disclose the impact on your expenses from the change in management and franchise agreements. Also, please disclose the range of incremental general and administrative expenses you expect to incur after the spin-off.

Comparable Hotel Data, page 101

18.   We note your comparable hotel data disclosure on pages 101-104. Please revise to further break-out your international geographic market disclosure in the tables by region or country. For example purposes only, we note your disclosure on page 130 that, as of March 31, 2016, you have nine properties in the United Kingdom with a total of 1,587 rooms.

19.   We note your comparable hotel data disclosure that as of March 31, 2016 you had two properties in New York with 2,236 rooms. We further note that in your list of your portfolio as of March 31, 2016 on pages 129-130, you only list one property in New York with 1,932 rooms. Please revise or explain.

Liquidity and Capital Resources

Contractual Obligations, page 116

20.   Please revise to also provide a table of contractual obligations on a pro forma basis.

Our Hotels, page 129

21.   Please consider providing tabular disclosure of your properties according to the nature of your interest and provide your ownership percentage in each unconsolidated joint venture.

Ground Leases, page 134

22.   Please revise to include tabular disclosure regarding properties leased by joint ventures. In addition, please revise to include contingent rent on the leases or advise.

Management, page 139

23.   Please revise your disclosure to disclose the specific dates of Mr. Baltimore's employment as President, Chief Executive Officer and member of the board of trustees of RLJ Lodging Trust.

Executive and Director Compensation, page 142

24.   We note your disclosure that your compensation programs may differ significantly from those in effect at Hilton Parent in 2015. We further note your disclosure that Mr. Baltimore has entered into an employment agreement for an initial four-year term. Please disclose whether you intend to execute new employment arrangements with the rest of your named executive officers. Please also tell us whether any of your key employees will continue to hold positions with Hilton Worldwide upon consummation of the spin-off.

Notes to Combined Consolidated Financial Statements, page F-7

25.   Please tell us how you complied with Item 302 of Regulation S-K, or tell us how you determined it was unnecessary to include selected quarterly financial data.

Note 3: Acquisitions, page F-14

26.   We note that during 2015 you acquired certain properties as part of a tax deferred exchange. Please provide us with your significance tests to determine whether audited financial statements are required under Rule 3-05 of Regulation S-X.

27.   Please tell us how you complied with paragraph 2(h)(3) of ASC 805-10-50, or tell us how you determined it was unnecessary to provide supplemental pro forma information for your 2015 acquisition.

Note 4: Disposals, page F-15

28.   We note you recognized $22 million as a capital contribution from a Hilton Affiliate related to your sale of certain land and easement rights. Please tell us your basis in U.S. GAAP for this accounting treatment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Lewis, Staff Accountant, at 202-551-6216 or Jennifer Monick, Assistance Chief Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Joshua Ford Bonnie
        Simpson Thacher & Bartlett LLP
        Via E-mail